SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                            Thermedics Detection Inc.
                            ------------------------
                            (Name of Subject Company)

                            Thermedics Detection Inc.
                           -------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.10 par value
                           -------------------------
                         (Title of Class of Securities)


                                   88355E 10 5
                              --------------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                             ----------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                       Thermedics Detection Announces Cash
                           Tender Offer by Thermedics

CHELMSFORD, Mass., January 31, 2000 - Thermedics Detection Inc. (ASE-TDX), a Thermo Electron company (NYSE-TMO), announced today that its parent company, Thermedics Inc. (ASE-TMD), will make a cash tender offer for any and all of the outstanding shares of Thermedics Detection common stock at $8.00 per share. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Thermedics currently owns approximately 83.6 percent of the outstanding shares of Thermedics Detection common stock. Thermedics will condition the tender offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermedics' ownership reaches at least 90 percent. If Thermedics achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermedics Detection common stock through a "short-form" merger in Massachusetts. Shareholders who do not tender shares to Thermedics during the tender offer would also receive $8.00 per share in cash for their stock in the short-form merger.

         Thermo Electron, which owns approximately 5.3 percent of the outstanding shares of Thermedics Detection common stock, will tender its shares to Thermedics in the tender offer.

         The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings; a short-form merger would not require Thermedics Detection board or shareholder approval.

         The Thermedics board of directors has approved pursuing this proposed tender offer and short-form merger in lieu of continuing negotiations over a merger price with the Thermedics Detection special committee of its board of directors.

         Thermedics plans to conduct the tender offer during the second quarter of 2000. If Thermedics successfully obtains ownership of at least 90 percent of the outstanding Thermedics Detection shares, it expects to complete the spin-in by the end of the second quarter of 2000.

         Thermedics Detection develops, manufactures, and markets high-speed systems used for product quality assurance in a variety of industrial and laboratory processes, as well as for security at airports, border crossings, and other checkpoints. More information is available on the Internet at http://www.thermo.com/subsid/tdx1.html.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFER THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER



                                     -more-

DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMEDICS DETECTION INC.
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" included in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: the market's acceptance of new products, the company's ongoing product development efforts required by rapid technological change, the dependence of the security-instrument market on government regulation and the airline industry, the significance of certain customers to the company, as well as risks associated with competition, potential product liability, international operations, proprietary technology rights, the company's acquisition strategy, potential fluctuations in quarterly performance, and the potential impact of the year 2000 on processing date-sensitive information.



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